Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Announcement on Increase in Shareholdings of company by controlling shareholder

On 22 January 2014(after trading hours), China Southern Airlines Company Limited (the "Company") received a notice from China Southern Air Holding Company (“CSAHC”), the controlling shareholder of the Company, that CSAHC has increased its A shares in the Company on 22 January 2014 (the "Increase in Shareholdings"). Details of the Increase in Shareholdings are as follows:

I. The Increase in Shareholdings

On 22 January 2014, CSAHC increased its shareholdings in the Company by 1,175,267 A shares via the trading system of the Shanghai Stock Exchange. Immediately prior to the Increase in Shareholdings, CSAHC held 4,150,050,000 A shares of the Company, representing 42.27% of the total issued share capital of the Company. Immediately following the Increase in Shareholdings, CSAHC held 4,151,225,267 A shares of the Company, representing 42.28% of the total issued share capital of the Company. Immediately following the Increase in Shareholdings, the A shares and H shares of the Company directly and indirectly held by CSAHC represents 53.13% of the total issued share capital of the Company.

II. Further Plan on the Increase in Shareholdings

CSAHC intends to continue to increase its shareholdings in the Company via the trading system of the Shanghai Stock Exchange within 12 months from 22 January 2014 in an aggregated amount not exceeding 2% of the total issued share capital of the Company (including the increased shareholdings in the Increase in Shareholdings) ("Further Plan").

CSAHC undertakes that it will not sell any A shares it held in the Company during the period of the implementation of the Further Plan and within the statutory period.

The Company will continue to monitor the increase in shareholdings of the Company by CSAHC under the Further Plan and will perform the disclosure obligation in time in accordance with the relevant rules and regulations.

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By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

22 January 2014

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang , Xu Jie Bo and Li Shao Bin as executive Directors; and Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song as independent non-executive Directors.

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